SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                         _____________________________

                                   FORM 11-K

            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark  One)
[  X  ]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE  ACT  OF  1934  [FEE  REQUIRED]

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                      OR

[      ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE  ACT  OF  1934  [NO  FEE  REQUIRED]

                       For the transition period from        to

                        COMMISSION FILE NUMBER: 1-11675



  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       TRITON EXPLORATION SERVICES, INC.
                              401(K) SAVINGS PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             TRITON ENERGY LIMITED
                               CALEDONIAN HOUSE
                                  MARY STREET
                                 P.O. BOX 1043
                           GEORGE TOWN, GRAND CAYMAN
                                CAYMAN ISLANDS

Required  Information
---------------------



(a)   Financial Statements.

      See "Index to Financial Statements" on page F-1.

(b)   Exhibit.

The following document is an exhibit to this Form 11-K:

      Exhibit
      Number                            Document
      ------                            --------
      23.1
                     Consent of Price Waterhouse LLP, filed herewith.

                TRITON EXPLORATION SERVICES, INC. 401(K) SAVINGS PLAN


                         INDEX TO FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES



                                                                          Page
                                                                          ----
Financial statements:
Report of Independent Accountants                                         F-2

Statement of Net Assets Available for Benefits, with Fund Information at
December 31, 1997                                                         F-3

Statement of Net Assets Available for Benefits, with Fund Information at
December 31, 1996                                                         F-4

Statement of Changes in Net Assets Available for Benefits,
with Fund Information for the Year Ended December 31, 1997                F-5

Notes to Financial Statements                                             F-6

Supplemental schedules:
Schedule I - Investments at December 31, 1997                             F-10
Schedule II - Transactions in Excess of 5% of the
    Fair Market Value of the Plan Assets for
      the Year Ended December 31, 1997                                    F-11


                 REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and Administrator
     of the Triton Exploration Services, Inc. 401(k)  Savings  Plan

In our opinion, the accompanying statements of net assets available for benefits, with fund information, and the related statement of changes in net assets available for benefits, with fund information, present fairly, in all material respects, the net assets available for benefits of the Triton Exploration Services, Inc. 401(k) Savings Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE  WATERHOUSE  LLP

Dallas,  Texas
June 26, 1998

                       TRITON EXPLORATION SERVICES, INC.
                              401(K) SAVINGS PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1997





                                                                               FUND INFORMATION
                                        -------------------------------------------------------------------------------------------
                                                                               LARGE               LARGE                 SMALL
                                           GOVERNMENT          LONG TERM  CAPITALIZATION        CAPITALIZATION       CAPITALIZATION
                                             MONEY                BOND      VALUE EQUITY           GROWTH               GROWTH
                                              FUND                FUND          FUND*               FUND*                 FUND
                                        ----------------       ---------  ---------------       --------------       --------------
Assets
Investments, at fair value
Triton Energy Limited ordinary shares   $          ---         $    ---   $          ---        $         ---        $         ---
International equity investments fund              ---              ---              ---                  ---                  ---
Large capitalization value equity fund             ---              ---         1,356,836                 ---                  ---
Large capitalization growth fund                   ---              ---              ---             1,644,776                 ---
Small capitalization growth fund                   ---              ---              ---                  ---               186,905
Government money fund                           225,598             ---              ---                  ---                  ---
Long term bond fund                                ---           433,025             ---                  ---                  ---
Participant loans                                  ---              ---              ---                  ---                  ---
Cash and equivalents                                379              632            1,852                1,835                  552
                                        ----------------       ----------  ---------------      ---------------      ---------------

Total investments                               225,977          433,657        1,358,688            1,646,611              187,457
                                        ----------------       ----------  ---------------      ---------------      ---------------

Receivables
Employer's contributions                          1,277            2,495            9,956               13,107                3,899
Participants' contributions                       1,588            3,362           13,729               17,576                5,909
Other                                             1,258             ---              ---                  ---                   575
                                        ----------------       ----------  ---------------      ---------------      ---------------

Total receivables                                 4,123            5,857           23,685               30,683               10,383
                                        ----------------       ----------  ---------------      ---------------      ---------------

Total assets                                    230,100          439,514        1,382,373            1,677,294              197,840

Liabilities
Accounts payable                                   ---               292              651                  326                 ---
                                        ----------------       ----------  ---------------      ---------------     ---------------

Net assets available for plan benefits  $       230,100        $ 439,222   $    1,381,722       $    1,676,968      $      197,840
                                        ================       ==========  ===============      ===============     ===============


                                              FUND INFORMATION
                                        ------------------------------

                                        INTERNATIONAL
                                            EQUITY           TRITON
                                          INVESTMENTS         STOCK        PARTICIPANT         CASH AND
                                             FUND*            FUND*          LOANS           EQUIVALENTS       TOTAL
                                        --------------     -----------     -----------       -----------    -----------
Assets
Investments, at fair value
Triton Energy Limited ordinary shares   $        ---       $4,026,084      $     ---         $      ---     $4,026,084
International equity investments fund         594,026            ---             ---                ---        594,026
Large capitalization value equity fund           ---             ---             ---                ---      1,356,836
Large capitalization growth fund                 ---             ---             ---                ---      1,644,776
Small capitalization growth fund                 ---             ---             ---                ---        186,905
Government money fund                            ---             ---             ---                ---        225,598
Long term bond fund                              ---             ---             ---                ---        433,025
Participant loans                                ---             ---          377,451               ---        377,451
Cash and equivalents                            1,292           3,997            ---             114,494       125,033
                                        --------------     -----------     -----------       ------------   -----------

Total investments                             595,318       4,030,081         377,451            114,494     8,969,734
                                        --------------     -----------     -----------       ------------   -----------

Receivables
Employer's contributions                        4,503          11,619            ---             (46,856)         ---
Participants' contributions                     6,723          14,883            ---             (63,770)         ---
Other                                              25           2,262            ---              (2,635)        1,485
                                        --------------     -----------     ----------        ------------   -----------

Total receivables                              11,251          28,764            ---            (113,261)        1,485
                                        --------------     -----------     ----------        ------------   -----------

Total assets                                  606,569       4,058,845        377,451               1,233     8,971,219

Liabilities
Accounts payable                                 ---             ---            ---                1,233         2,502
                                        --------------     -----------     ----------        ------------   -----------

Net assets available for plan benefits  $     606,569      $4,058,845      $ 377,451         $      ---     $8,968,717
                                        ==============     ===========     ==========        ============   ===========


*  Denotes  an  investment  representing  5%  or  more  of  net  assets  available  for  benefits.






                See accompanying notes to financial statements.

                       TRITON EXPLORATION SERVICES, INC.
                              401(K) SAVINGS PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1996



                                                                               FUND INFORMATION
                                        -------------------------------------------------------------------------------------------
                                                                               LARGE               LARGE                 SMALL
                                           GOVERNMENT          LONG TERM  CAPITALIZATION        CAPITALIZATION       CAPITALIZATION
                                             MONEY                BOND      VALUE EQUITY           GROWTH             VALUE EQUITY
                                              FUND                FUND          FUND*               FUND*                 FUND
                                        ----------------       ---------  ---------------       --------------       --------------
Assets
Investments, at fair value
Triton Energy Limited ordinary shares   $          ---         $    ---   $          ---        $         ---        $         ---
International equity investments fund              ---              ---              ---                  ---                  ---
Large capitalization value equity fund             ---              ---           834,419                 ---                  ---
Large capitalization growth fund                   ---              ---              ---             1,134,577                 ---
Small capitalization value equity fund             ---              ---              ---                  ---                71,071
Government money fund                           146,388             ---              ---                  ---                  ---
Long term bond fund                                ---           202,186             ---                  ---                  ---
Participant loans                                  ---              ---              ---                  ---                  ---
Cash and equivalents                                524              366            1,101                1,226                  117
                                        ----------------       ----------  ---------------      ---------------      ---------------

Total investments                               146,912          202,552          835,520            1,135,803               71,188
                                        ----------------       ----------  ---------------      ---------------      ---------------

Receivables
Employer's contributions                          1,502            1,741            7,846               10,602                2,290
Participants' contributions                       1,915            2,365           10,329               13,977                3,378
Other                                             1,767             ---              ---                  ---                  ---
                                        ----------------       ----------  ---------------      ---------------      ---------------

Total receivables                                 5,184            4,106           18,175               24,579                5,668
                                        ----------------       ----------  ---------------      ---------------      ---------------

Total assets                                    152,096          206,658          853,695            1,160,382               76,856

Liabilities
Accounts payable                                   ---              ---              ---                 ---                  ---
                                        ----------------       ----------  ---------------      ---------------      ---------------

Net assets available for plan benefits  $       152,096        $ 206,658   $      853,695       $    1,160,382      $       76,856
                                        ================       ==========  ===============      ===============     ===============


                                              FUND INFORMATION
                                        ------------------------------

                                        INTERNATIONAL
                                            EQUITY           TRITON
                                          INVESTMENTS         STOCK        PARTICIPANT         CASH AND
                                             FUND*            FUND*          LOANS           EQUIVALENTS       TOTAL
                                        --------------     -----------     -----------       -----------    -----------
Assets
Investments, at fair value
Triton Energy Limited ordinary shares   $        ---       $6,224,781      $     ---         $      ---     $6,224,781
International equity investments fund         564,775            ---             ---                ---        564,775
Large capitalization value equity fund           ---             ---             ---                ---        834,419
Large capitalization growth fund                 ---             ---             ---                ---      1,134,577
Small capitalization value equity fund           ---             ---             ---                ---         71,071
Government money fund                            ---             ---             ---                ---        146,388
Long term bond fund                              ---             ---             ---                ---        202,186
Participant loans                                ---             ---          298,541               ---        298,541
Cash and equivalents                              929          12,545            ---             102,540       119,348
                                        --------------     -----------     -----------       ------------   -----------

Total investments                             565,704       6,237,326         298,541            102,540     9,596,086
                                        --------------     -----------     -----------       ------------   -----------

Receivables
Employer's contributions                        4,079          11,830            ---             (39,890)         ---
Participants' contributions                     5,765          16,159            ---             (53,888)         ---
Other                                            ---            2,529            ---              (4,296)         ---
                                        --------------     -----------     ----------        ------------   -----------

Total receivables                               9,844          30,518            ---             (98,074)         ---
                                        --------------     -----------     ----------        ------------   -----------

Total assets                                  575,548       6,267,844        298,541               4,466     9,596,086

Liabilities
Accounts payable                                 ---             ---            ---                4,466         4,466
                                        --------------     -----------     ----------        ------------   -----------

Net assets available for plan benefits  $     575,548      $6,267,844      $ 298,541         $      ---     $9,591,620
                                        ==============     ===========     ==========        ============   ===========


*  Denotes  an  investment  representing  5%  or  more  of  net  assets  available  for  benefits.






                See accompanying notes to financial statements.

                       TRITON EXPLORATION SERVICES, INC.
                              401(K) SAVINGS PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                  INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1997





                                                                      FUND INFORMATION
                                           -----------------------------------------------------------------------------------
                                                                                   LARGE             LARGE          SMALL
                                            GOVERNMENT          LONG TERM     CAPITALIZATION   CAPITALIZATION   CAPITALIZATION
                                              MONEY               BOND         VALUE EQUITY        GROWTH           GROWTH
                                               FUND               FUND             FUND             FUND             FUND
                                           --------------     ------------  ----------------   --------------  ---------------
Additions to net assets attributed to:
Net appreciation (depreciation) in
    fair value                             $        ---       $    15,850   $        55,043    $     233,780   $       13,671
Dividends                                          8,697           16,115           234,528          111,781           12,048
Interest and other                                   510              393               570            1,690              296
                                           --------------     ------------  ----------------   --------------  ---------------

Total investment income (loss)                     9,207           32,358           290,141          347,251           26,015
                                           ----------------     ----------    --------------    -------------  ---------------
Contributions
Participants                                      94,256           52,329           187,869          245,807           87,036
Employer                                          19,484           23,313           114,914          154,951           50,205
                                           --------------     ------------  ----------------   --------------  ---------------

Total contributions                              113,740           75,642           302,783          400,758          137,241
                                           --------------     ------------  ----------------   --------------  ---------------

Loans to participants                               ---              ---               ---              ---              ---
Participant loan payments                          7,015            5,312            20,148           19,975            3,559
                                           --------------     ------------  ----------------   --------------  ---------------

Total additions                                  129,962          113,312           613,072          767,984          166,815
                                           --------------     ------------  ----------------   --------------  ---------------

Deductions from net assets attributed to:
Benefits paid                                     19,556           18,149            25,205           62,203            3,087
Loans to participants                             17,583            5,965            45,038           35,334            1,859
Participant loan payments                           ---              ---               ---              ---              ---
Miscellaneous                                     (2,544)            ---               ---              ---              ---
                                           --------------     ------------  ----------------   --------------  ---------------
Total deductions                                  34,595           24,114            70,243           97,537            4,946
                                           --------------     ------------  ----------------   --------------  ---------------

Net increase (decrease) prior to
     interfund transfers                          95,367           89,198           542,829          670,447          161,869
Interfund transfers                              (17,363)         143,366           (14,802)        (153,861)         (40,885)
                                           --------------     ------------  ----------------   --------------  ---------------

Net increase (decrease)                           78,004          232,564           528,027          516,586          120,984
Net assets available for plan benefits:
Beginning of year                                152,096          206,658           853,695        1,160,382           76,856
                                           --------------     ------------  ----------------   --------------  ---------------
End of year                                $     230,100      $   439,222   $     1,381,722    $   1,676,968   $      197,840
                                           ==============     ============  ================   ==============  ===============



                                                  FUND INFORMATION
                                            ------------------------------------
                                             INTERNATIONAL
                                                EQUITY                  TRITON
                                              INVESTMENTS               STOCK           PARTICIPANT
                                                 FUND                    FUND             LOANS              TOTAL
                                            ---------------         ------------        -----------      -----------
Additions to net assets attributed to:
Net appreciation (depreciation) in
   fair value                               $       (8,156)         $(2,588,671)        $     ---       $(2,278,483)
Dividends                                            6,759                 ---                ---           389,928
Interest and other                                     764                 ---              32,915           37,138
                                            ---------------         ------------        -----------     ------------

Total investment income (loss)                        (633)          (2,588,671)            32,915       (1,851,417)
                                            ---------------         ------------        -----------     ------------
Contributions
Participants                                       113,739              284,065               ---         1,065,101
Employer                                            83,280              197,097               ---           643,244
                                            ---------------         ------------        -----------     ------------

Total contributions                                197,019              481,162               ---         1,708,345
                                            ---------------         ------------        -----------     ------------

Loans to participants                                 ---                  ---             171,317          171,317
Participant loan payments                           14,063               50,843               ---           120,915
                                            ---------------         ------------        -----------     ------------

Total additions                                    210,449           (2,056,666)           204,232          149,160
                                            ---------------         ------------        -----------     ------------

Deductions from net assets attributed to:
Benefits paid                                       13,992              335,776              4,407          482,375
Loans to participants                               13,463               52,075               ---           171,317
Participant loan payments                             ---                  ---             120,915          120,915
Miscellaneous                                         ---                  ---                ---            (2,544)
                                            ---------------         ------------        -----------     ------------
Total deductions                                    27,455              387,851            125,322          772,063
                                            ---------------         ------------        -----------     ------------

Net increase (decrease) prior to
   interfund transfers                             182,994           (2,444,517)            78,910         (622,903)
Interfund transfers                               (151,973)             235,518               ---              ---
                                            ---------------         ------------        -----------     ------------

Net increase (decrease)                             31,021           (2,208,999)            78,910         (622,903)
Net assets available for plan benefits:
Beginning of year                                  575,548            6,267,844            298,541        9,591,620
                                            ---------------         ------------        -----------     ------------
End of year                                 $      606,569          $ 4,058,845        $   377,451      $ 8,968,717
                                            ===============         ============       ============     ============






                See accompanying notes to financial statements.

                       TRITON EXPLORATION SERVICES, INC.
                              401(K) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION  OF  THE  PLAN

The following description of the Triton Exploration Services, Inc. 40l(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan provisions.

   GENERAL

The Plan, as amended and restated January 1, 1994, is a successor to the Triton Energy Corporation Employee Stock Ownership Plan ("ESOP") which was originally effective as of May 31, 1976. All assets of the ESOP were transferred to the Plan at January 1, 1994 at current value. Effective January 1, 1997, the Plan's sponsorship changed from Triton Energy Corporation to Triton Exploration Services, Inc. and the Plan name changed from the Triton Energy Corporation 401(k) Savings Plan to the Triton Exploration Services, Inc. 401(k) Savings Plan. The Plan is a defined contribution plan covering all employees of Triton Exploration Services, Inc. (the "Company") and employees of affiliated companies adopting the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan covers all employee classifications except leased and temporary employees and members of a legally recognized collective bargaining unit who
are  not  expressly  granted  permission  to  participate.    Employees  are
automatically enrolled on January 1st, April 1st, July 1st or October 1st which coincides with or next follows an employee's employment commencement date.

The Plan is administered by an administrative committee appointed by the Board of Directors of the Company. The Plan's investments are held by a trust fund administered by SBS Trust Company.

2. ACCOUNTING POLICIES

   BASIS OF ACCOUNTING


The  accompanying financial statements have been prepared on the accrual basis
of  accounting.   The trustee holds and manages the funds and distributes cash and  stock  to  the  Plan  participants.

The assets of the Government Money Fund, Long Term Bond Fund, Large Capitalization Value Equity Fund, Large Capitalization Growth Fund, Small Capitalization Growth Fund and International Equity Investments Fund are invested in separate funds managed by independent registered investment advisors.

   VALUATION  OF  INVESTMENTS

Investments are valued at current value based on quoted market prices except for loans which are valued at cost which approximates fair value. Net appreciation or depreciation of investments as reported in the statement of changes in net assets available for plan benefits is calculated based on a revalued cost method basis as required under ERISA guidelines.

   THE  USE  OF  ESTIMATES  IN  PREPARING  FINANCIAL  STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   INTERFUND  TRANSFERS

Participants may change their percentage contributions and fund allocations once per calendar quarter.

   FORFEITURES

A participant forfeits any non-vested employer contributions upon termination of employment for reasons other than retirement, death or disability. Forfeitures are utilized to reduce the Company's matching contributions and were $69,884 for 1997 and $21,511 for 1996.

   PARTICIPANT  LOANS

Loans outstanding aggregated $377,451 and $298,541 at December 31, 1997 and 1996, respectively, and bear interest at prime (8.5% at December 31, 1997) plus two percent.

A participant may obtain a loan from all of his/her accounts. The maximum amount that can be borrowed is equal to 50% of the participant's vested account balance up to a maximum of $50,000. Participants may borrow general purpose loans with payment terms up to five years and primary residence loans with payment terms up to 15 years. Both the principal and interest portions of the repayments are allocated by current election.

   EXPENSES

Costs and expenses incurred in administering the Plan, excluding certain fees and expenses of the trustee and investment manager, are borne by the Company.

3. PLAN  PARTICIPATION  AND  WITHDRAWALS

There were approximately 163 participants contributing to the Plan at December 31, 1997 (165 at December 31, 1996). A participating employee may invest his contributions in multiples of five percent in one or more of the following active funds: Government Money Fund, Long Term Bond Fund, Large Capitalization Value Equity Fund, Large Capitalization Growth Fund, Small Capitalization Growth Fund, International Equity Investments Fund and the Triton Stock Fund.

A participant may contribute up to 12% of his/her compensation subject to the annual deferral limit. The Company contributes an amount equal to a participant's contribution, limited to a maximum of six percent of the participant's base pay.

Participating employees receive a lump sum payment of all vested contributions upon retirement, disability, death or termination. Also, participating employees may make a hardship withdrawal from their participant accounts, rollover accounts and their vested employer contributed accounts.

4. VESTED  INTEREST  IN  PLAN  EQUITY

Plan participants are vested at all times in their employee contributed accounts. Vesting of employer contributions to a participant's account occurs at a rate of 20% per year, with full vesting achieved upon five years of service. In the event of retirement, death or disability, the participant immediately becomes fully vested. In addition, in the event the Plan is terminated or partially terminated, employer contributions are discontinued, or a subsidiary of the Company terminates its participation in the Plan, the affected participants' employer contributed accounts will become fully vested.

Net assets available for Plan benefits at December 31, 1997 and 1996 included vested amounts of $651,333 and $289,664, respectively, attributable to separated employees.

5. PLAN  TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

6. INCOME  TAX  STATUS

Management believes that the Plan is qualified under Section 401(a) of the Internal Revenue Code and therefore, the Plan is exempt from taxation under
Section 501. The Internal Revenue Service granted a favorable letter of determination to the Plan as amended on December 5, 1994. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

Management  is unaware of any variations in the operation of the Plan from the
terms  of  the  Plan  documents  as  amended.   The Plan has complied with the
fidelity  bonding  requirement  of  ERISA.

                       TRITON EXPLORATION SERVICES, INC.
                              401(K) SAVINGS PLAN
           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSE

                                                                    SCHEDULE I
                       INVESTMENTS AT DECEMBER 31, 1997



IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY                                        NUMBER OF               CURRENT
DESCRIPTION OF INVESTMENT                                                                    SHARES       COST       VALUE     (a)
-------------------------------------------------------------------                         ---------  ----------  ----------

TRITON STOCK FUND (b)
-------------------------------------------------------------------
Triton Energy Limited ordinary shares                                                        137,887   $2,634,297  $4,026,084
                                                                                                       ==========  ==========

INTERNATIONAL EQUITY INVESTMENTS  FUND
-------------------------------------------------------------------
Consulting Group Capital Markets Fund                                                        59,522     $631,369    $594,026
                                                                                                       ==========  ==========

LARGE CAPITALIZATION VALUE EQUITY FUND
-------------------------------------------------------------------
Consulting Group Capital Markets Fund                                                        102,122   $1,254,929  $1,356,836
                                                                                                       ==========  ==========

LARGE CAPITALIZATION GROWTH FUND
-------------------------------------------------------------------
Consulting Group Capital Markets Fund                                                        96,732    $1,345,488  $1,644,776
                                                                                                       ==========  ==========

SMALL CAPITALIZATION GROWTH FUND
-------------------------------------------------------------------
Consulting Group Capital Markets Fund                                                        11,046     $213,095    $186,905
                                                                                                       ==========  ==========

GOVERNMENT MONEY FUND
-------------------------------------------------------------------
Consulting Group Capital Markets Fund                                                        225,598    $230,100    $225,598
                                                                                                       ==========  ==========

LONG TERM BOND FUND
-------------------------------------------------------------------
Consulting Group Capital Markets Fund                                                        49,682     $422,054    $433,025
                                                                                                       ==========  ==========

CASH EQUIVALENTS
-------------------------------------------------------------------
Reserve Deposit Account (RDA VI)                                                                        $125,033    $125,033
                                                                                                       ==========  ==========

PARTICIPANT LOANS
-------------------------------------------------------------------
Participant Notes Receivable                                         Due January 15, 1998
                                                                            1998, through
                                                                     August 15, 2012 at
                                                                                  8% - 11%             $  377,451  $  377,451
                                                                                                       ==========  ==========

(a)  Current value represents closing prices at December 31, 1997.
(b)  Party-in-interest

                       TRITON EXPLORATION SERVICES, INC.
                              401(K) SAVINGS PLAN
                ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                                                                   SCHEDULE II

             TRANSACTIONS IN EXCESS OF 5% OF THE FAIR MARKET VALUE
            OF THE PLAN ASSETS FOR THE YEAR ENDED DECEMBER 31, 1997




                                           AGGREGATE              AGGREGATE                               EXPENSE
IDENTITY OF PARTY INVOLVED                 PURCHASE                SELLING               LEASE         INCURRED WITH
DESCRIPTION OF ASSET                         PRICE                  PRICE                RENTAL         TRANSACTION
-----------------------------------------  ---------              ---------              ------        -------------

TRITON STOCK FUND
-----------------------------------------
Triton Energy Limited ordinary shares (a)  $  853,629             $  448,088             $ ---          $     5,308
                                           ==========             ==========             ======         ===========

LARGE CAPITALIZATION VALUE EQUITY FUND
-----------------------------------------
Consulting Group Capital Markets Fund      $  677,717             $  210,290             $ ---          $      ---
                                           ==========             ==========             ======         ===========

LARGE CAPITALIZATION GROWTH FUND
-----------------------------------------
Consulting Group Capital Markets Fund      $  580,075             $  303,599            $ ---           $      ---
                                           ==========             ==========            ======          ===========

CASH EQUIVALENTS
-----------------------------------------
Reserve Deposit Account (RDA VI)           $2,519,789             $2,514,210            $ ---           $      ---
                                           ==========             ==========            ======          ===========




                                                                CURRENT VALUE
                                                                 OF ASSET ON          NUMBER OF
IDENTITY OF PARTY INVOLVED                     COST              TRANSACTION         TRANSACTIONS               NET
                                                                               ----------------------
DESCRIPTION OF ASSET                         OF ASSET               DATE          PURCHASES     SALES         GAIN
-----------------------------------------   ------------       --------------  -------------    -----       ---------

TRITON STOCK FUND
-----------------------------------------
Triton Energy Limited ordinary shares (a)   $    191,351       $      448,088            52       29        $ 251,429
                                            ============       ==============                               =========

LARGE CAPITALIZATION VALUE EQUITY FUND
-----------------------------------------
Consulting Group Capital Markets Fund       $    159,330       $      210,290           115       47        $  50,960
                                            ============       ==============                               =========

LARGE CAPITALIZATION GROWTH FUND
-----------------------------------------
Consulting Group Capital Markets Fund       $    231,421       $      303,599           116       56        $  72,178
                                            ============       ==============                               =========

CASH EQUIVALENTS
-----------------------------------------
Reserve Deposit Account (RDA VI)            $  2,514,210       $    2,514,210            94      113        $    ---
                                            ============       ==============                               =========

(a)    Party-in-interest


                                  SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                          TRITON EXPLORATION SERVICES, INC.
                          401(k) Savings Plan






Date:  June 26, 1998    /s/ Robert B. Holland, III
                        -----------------------------

                            Robert B. Holland, III
                            Senior Vice President and
                              Secretary

                                 EXHIBIT INDEX




The  following  document  is  an  exhibit  to  this  Form  11-K:



Exhibit
Number                      Document
-------                     --------

 23.1        Consent of Price Waterhouse LLP, filed herewith.